Filed by Mosaic Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

under the Securities Exchange Act of 1934

Subject Company: Vivint Smart Home, Inc.

Commission File No. 132-02830

Date: January 6, 2020

Vivint Smart Home and Mosaic Acquisition Corp. Provide Update on

Upcoming Special Meeting of Mosaic Stockholders

•	Per December 18th amendment to transaction terms, Vivint is now valued at $4.2 billion in enterprise value, including an additional $100 million equity commitment

•	Total new equity commitments (in addition to Mosaic’s existing cash in trust), including forward purchase commitments, PIPE investments and backstop commitments are now $475 million

•	Mosaic Acquisition Corp.’s Special Meeting of Stockholders will be held on January 17, 2020

PROVO, Utah and NEW YORK—January 6, 2020—Vivint Smart Home, Inc. (“Vivint”) and Mosaic Acquisition Corp. (NYSE: MOSC; “Mosaic”) today updated investors about the Mosaic Special Meeting of Stockholders to be held on January 17, 2020.

As previously announced on December 18, 2019, Vivint and Mosaic entered into an amendment to the definitive agreement to merge Vivint with a subsidiary of Mosaic (the “Amendment”).

In connection with the Amendment:

•	The initial enterprise value attributed to Vivint was reduced to approximately $4.2 billion, implying an estimated 2020 Adjusted EBITDA multiple of approximately 7.75x pre-money, or 7.92x post-money.

•

Affiliates of Fortress Investment Group LLC (“Fortress”) agreed to invest up to an additional $50 million in Vivint through an investment in the common stock of Mosaic, through open market purchases or directly from Mosaic, prior to the closing of the merger. This investment is in addition to the $125 million investment in Vivint that Fortress affiliates committed to make at the time of the initial announcement of the transaction in September, and is in addition to pre-existing investments in Mosaic held by Fortress affiliates.

•

An investor who is investing in Vivint pursuant to forward purchase commitments obtained in connection with Mosaic’s IPO has agreed to invest an additional $50 million in Vivint through an investment in the common stock of Mosaic prior to the closing of the merger.

•

Pro forma net leverage reduced from 5.2x to 3.9x LTM 9/30/2019 Covenant Adjusted EBITDA, with substantially all net proceeds expected to be used to repay debt, assuming no redemptions by Mosaic’s public stockholders.

David Maura, Executive Chairman and Chief Executive Officer of Mosaic, said, “Vivint is a dynamic and fast growing smart home business that differentiates its offering through a fully integrated platform that unifies the customer experience in an efficient, seamless and simple way. Vivint’s strong subscriber momentum, compelling unit economics, and multiple levers for organic growth represent a phenomenal opportunity to be at the cutting edge of technology that is changing the way we live. Mosaic, Vivint, Fortress and Blackstone are aligned in taking a long term view of value creation, and we have amended the transaction to encourage the contribution of additional proceeds to Vivint’s balance sheet. The amended terms will support maximum deleveraging and promote sustainable, long-term growth at Vivint.”

Mr. Maura concluded, “I want to thank our anchor investors and our partners at Fortress for the incremental $100 million of common equity capital committed to the deal.”

Drew McKnight, Managing Partner of Fortress Investment Group LLC, commented, “We believe Vivint is extraordinarily well positioned as a leading IoT and connected-device business. We are extremely excited about this investment and believe we are at an attractive entry point as the company continues to build on its position of recognized leadership and innovation shaping the connected world of tomorrow.”

Todd Pedersen, Founder and CEO of Vivint, commented, “Vivint is in the early stages of a massive opportunity and is ready to capitalize on this growth potential. The revised valuation and additional proceeds from this transaction will help fortify our balance sheet, drive future growth and increase our public float.”

Peter Wallace, Senior Managing Director of Blackstone added, “The revised transaction structure and valuation not only further de-levers the balance sheet but also creates an attractive valuation for new shareholders. We will continue to be the largest existing shareholder of Vivint and are excited about its future growth potential.”

Blackstone and other existing investors of Vivint are expected to own a majority of the outstanding shares of Vivint immediately following the merger. Assuming Blackstone’s previously announced investment, no redemptions by Mosaic’s public stockholders and further assuming that the Fortress affiliate’s additional investment of up to $50 million will be consummated through a private placement of newly issued shares of Mosaic common stock, there will be in total approximately $790 million of net cash proceeds at closing, including (i) the $150 million of forward purchase commitments obtained in connection with Mosaic’s IPO, (ii) the previously announced $125 million investment in Vivint by Fortress affiliates, (iii) the previously announced $100 million investment in Vivint by Blackstone, (iv) the additional investment of up to $50 million by Fortress affiliates and (v) the additional $50 million investment from a forward purchaser. The net cash proceeds are expected to be used to pay down a portion of the existing Vivint debt and for working capital and general corporate purposes.

Mosaic Special Meeting to be Held on January 17, 2020

Mosaic Acquisition Corp. intends to convene and then adjourn, without conducting any other business, the adjourned special meeting of stockholders scheduled to be held on Tuesday, January 14, 2020 until Friday, January 17, 2020 at 8:00 a.m. Eastern Time, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP at 1285 Avenue of the Americas, New York, New York 10019.

In connection with the adjournment, Mosaic is extending the deadline for holders of its Class A common stock to submit their shares for redemption to 5:00 p.m. Eastern Time on Wednesday, January 15, 2020. Stockholders who wish to withdraw their redemption request may do so by requesting that the transfer agent return such shares.

About Vivint Smart Home

Vivint Smart Home is a leading smart home company in North America. Vivint delivers an integrated smart home system with in-home consultation, professional installation and support delivered by its Smart Home Pros, as well as 24/7 customer care and monitoring. Dedicated to redefining the home experience with intelligent products and services, Vivint serves more than 1.5 million customers throughout the United States and Canada. For more information, visit www.vivint.com.

About Mosaic Acquisition Corp.

Mosaic Acquisition Corp. is a special purpose acquisition company formed by Mosaic Sponsor, LLC and Fortress Mosaic Sponsor LLC for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information, visit www.mosaicac.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic and Vivint. Mosaic filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which includes a proxy statement of Mosaic, a consent solicitation statement of Vivint and a prospectus of Mosaic, and each party will file or has filed other documents with the SEC regarding the proposed transaction. Beginning on December 3, 2019, a definitive proxy statement/consent solicitation statement/prospectus was sent to the stockholders of Mosaic and Vivint. As a result of amendments made to the proposed merger transaction on December 18, 2019, Mosaic filed post-effective amendments to the Registration Statement, which include an updated proxy statement/consent solicitation statement/prospectus. Beginning on December 27, 2019, an updated definitive proxy statement/consent solicitation/prospectus was sent to the stockholders of Mosaic and Vivint, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint are urged to carefully read the entire Registration Statement and proxy statement/consent solicitation statement/prospectus, including any post-effective amendments or updates thereto, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Information regarding Vivint’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc.) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements including, but not limited to, Mosaic’s and Vivint’s expectations or predictions of future conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Registration Statement on Form S-4 under “Risk Factors” and Form 10-K for the year ended December 31, 2018 under “Risk Factors” in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s S-4 and reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint’s control. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint, the proposed transaction or other matters and attributable to Mosaic and Vivint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

NON-GAAP FINANCIAL MEASURES

This press release includes Adjusted EBITDA, which is a supplemental measure that is not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”).

“Adjusted EBITDA” is defined as net income (loss) before interest expense (net of interest income), income and franchise taxes and depreciation and amortization (including amortization of capitalized subscriber acquisition costs), further adjusted to exclude the effects of stock based compensation, certain fees related to Vivint Flex Pay program and certain unusual, non-cash, non-recurring and other items.

“Covenant Adjusted EBITDA” is defined as net income (loss) before interest expense (net of interest income), income and franchise taxes and depreciation and amortization (including amortization of capitalized subscriber acquisition costs), further adjusted to exclude the effects of certain contract sales to third parties, non-capitalized subscriber acquisition costs, stock based compensation and certain unusual, non-cash, nonrecurring and other items permitted in certain covenant calculations under the agreements governing Vivint’s notes, the credit agreement governing Vivint’s term loan and the credit agreement governing Vivint’s revolving credit facility.

We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors because it is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Adjusted EBITDA in the same manner.

Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Contacts:

For Vivint

Investors

Dale R. Gerard, (801) 705-8011

dgerard@vivint.com

Media

Liz Tanner, (801) 229-6956

liz.tanner@vivint.com

For Mosaic

Investors

William H. Mitchell

whmitchell@mosaicac.com

Media

Sard Verbinnen & Co.

George Sard/David Millar

(212) 687-8080